Exhibit 99.1

Sphere 3D Reports First Quarter Fiscal Year 2016 Financial Results

SAN JOSE, CA – May 12, 2016 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization, and data management solutions provider, today reported financial results for its first quarter ended March 31, 2016.

“Sphere 3D is making steady progress toward delivering on its vision for a complete cloud experience for everyone by deepening our partnerships with large cloud and virtualization partners, expanding our certified solutions channel partner program and continuing to drive innovation across the product portfolio.” said Eric Kelly, Chairman and CEO of Sphere 3D. “We have increased the opportunities available to the company, as reflected by the growth of our sales pipeline, and continue to generate increasing demand for highly differentiated virtualization, storage, and hybrid cloud solutions.”

First Quarter 2016 Financial Results:

•	Net revenue for the first quarter of 2016 was $19.6 million, compared to $20.1 million for the first quarter of 2015.

•	Product revenue for the first quarter of 2016 was $17.3 million, compared to $17.2 million for the first quarter of 2015.
o

Disk systems revenue was $12.2 million, compared to $10.0 million for the first quarter of 2015. Disk systems is defined as RDX, SnapServer family, V3 virtual desktop infrastructure, and Glassware derived products.

o	Tape archive revenue was $5.1 million, compared to $7.2 million for the first quarter of 2015.
o	Service revenue was $2.3 million, compared to $2.9 million in the first quarter of 2015.

•

Gross margin for the first quarter of 2016 was 30.4%, compared to 29.6% for the first quarter of 2015. Non-GAAP gross margin for the first quarter of 2016 was 33.3% compared to 32.7% for the first quarter of 2015. Our methodology for determining non-GAAP gross margin, which excludes the effect of intangible asset amortization from gross profit, is described in the “Use of GAAP and Non-GAAP Financial Measures” section of this announcement. See also, “Non-GAAP Reconciliations” below.

•	Operating expenses for the first quarter of 2016 were $13.8 million, compared to $13.6 million for the first quarter of 2015.

•

Share-based compensation expense for the first quarter of 2016 was $2.6 million, compared to $0.7 million for the first quarter of 2015. Depreciation and amortization was $1.6 million in the first quarter of 2016, compared to $2.0 million in the first quarter of 2015.

•

Adjusted EBITDA for the first quarter of 2016 was a net loss of $3.1 million, or a net loss of $0.07 per share, based on 45.7 million weighted average shares outstanding, compared to adjusted EBITDA net loss of $6.1 million, or net loss of $0.18 per share based on 35.0 million weighted average shares outstanding for the first quarter of 2015. Adjusted EBITDA is a non-GAAP measure presented as net loss before interest expense, income taxes, depreciation and amortization, share-based compensation and warrant liability revaluation. For additional information regarding the non-GAAP financial measures discussed in this release, please see “Use of GAAP and Non- GAAP Financial Measures” and "Non-GAAP Reconciliations" below.

•	Net loss for the first quarter of 2016 was $8.1 million, or a net loss of $0.18 per share, compared to a net loss of $9.5 million, or a net loss of $0.27 per share, in the first quarter of 2015.

•

Cash and cash equivalents at March 31, 2016 were $5.7 million. At March 31, 2016, the Company had $15.9 million outstanding under its credit facilities ($10.0 million of which was from a related party) and $19.5 million outstanding under its convertible note from a related party. In April 2016, the Company entered into a Credit Agreement with Opus Bank for a term loan in the amount of $10.0 million and a credit facility in the amount of $10.0 million. A portion of the proceeds were used for pay off of the Company’s two credit facilities in April 2016, which were recorded as current debt at March 31, 2016, and the remainder of the proceeds will be used for working capital and general business requirements. These prior credit facilities were terminated upon repayment of the outstanding balances. In April 2016, the Company modified its convertible note with the related party, pursuant to which the holder made an additional advance of $5.0 million to the Company, bringing the outstanding balance to $24.5 million.

The preceding financial results for the first quarter of 2016 include contribution from our purchase of RDX assets from Imation in August 2015.

The Company also announced today that Mario Biasini has resigned from the Board of Directors, effective May 11, 2016. Mr. Biasini has been a Director of Sphere 3D since its incorporation in 2009. The Nominating and Governance Committee of the Board is actively searching for candidates to replace him on the Board.

Commenting on the resignation, Mr. Kelly said, “We appreciate Mario’s contributions over the many years, and wish him well in his future endeavors."

Use of GAAP and Non-GAAP Financial Measures:

To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses Adjusted EBITDA, a non-GAAP financial measure that excludes from the statement of operations the effects of interest expense, income taxes, depreciation and amortization, share-based compensation and warrant liability revaluation. The Company also uses Non-GAAP gross profit and Non-GAAP gross-margin, non-GAAP financial measures that exclude the effect of intangible asset amortization. Sphere 3D uses the above non-GAAP financial measures internally to understand, manage and evaluate its business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and these non-GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non-GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for, or superior to, GAAP results. In addition, our non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the most comparable GAAP measures, which are provided in the attached table after the text of this release.

Investor Conference Call:

Sphere 3D will host an investor conference call today at 5:00 p.m. EDT (2:00 p.m. PDT) to discuss the Company’s 2016 first quarter financial results. To access the call, dial (844) 268-1747 (Toll Free) or (918) 559-5655 (International) and give the participant pass code 5100291. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. In addition, a live and archived webcast of the conference call will be available at www.sphere3d.com in the Investor Relations section. A replay of the conference call will also be available via telephone by dialing (855) 859-2056 (Toll Free U.S. and Canada) or +1 (404) 537-3406 (International) and entering replay access code 5100291. The replay will be available beginning approximately two hours after the call and will remain available for one week.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization and virtualization technologies along with data management products that enable workload-optimized solutions. We achieve this through a combination of containerized applications, virtual desktops, virtual storage and physical hyper-converged platforms. Sphere 3D’s value proposition is simple and direct—we allow organizations to deploy a combination of public, private or hybrid cloud strategies while backing them up with state of the art storage solutions. Sphere 3D, along with its wholly-owned subsidiaries Overland Storage and Tandberg Data, has a strong portfolio of brands including Glassware 2.0™, SnapCLOUD™, SnapScale®, SnapServer®, V3®, RDX®, and NEO®. For more information, visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; our inability to comply with the covenants in our credit facilities or to obtain additional debt or equity financing; any increase in our future cash needs; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

SPHERE 3D CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2016	2015
	(Unaudited)

Net revenue	$19,619	$20,098
Cost of revenue	13,663	14,157
Gross profit	5,956	5,941

Operating expenses:
Sales and marketing	6,053	5,614
Research and development	2,442	2,190
General and administrative	5,311	5,793
	13,806	13,597
Loss from operations	(7,850)	(7,656)
Interest expense - related party	(928)	(541)
Interest expense	(112)	(78)
Other income (expense), net	959	(1,214)
Loss before income taxes	(7,931)	(9,489)
Provision for income taxes	138	53
Net loss	$(8,069)	$(9,542)

Net loss per share:
Basic and diluted	$(0.18)	$(0.27)

Shares used in computing net loss per share:
Basic and diluted	45,748	35,003

SPHERE 3D CORP.
SELECTED BALANCE SHEETS INFORMATION
(In thousands)

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	$5,679	$8,661
Accounts receivable	12,342	13,401
Inventories	11,430	11,326
Other current assets	3,025	3,155
Total current assets	32,476	36,543
Property and equipment, net	3,919	3,972
Intangible assets, net	52,996	54,019
Goodwill	44,132	44,132
Other assets	429	445
Total assets	$133,952	$139,111

LIABILITIES AND EQUITY
Current liabilities	$43,018	$46,397
Long-term debt — related party, net	19,036	19,500
Long-term deferred tax liabilities	2,759	2,755
Other long-term liabilities	2,159	2,319
Shareholders' equity	66,980	68,140
Total liabilities and equity	$133,952	$139,111

SPHERE 3D CORP.
NON-GAAP RECONCILIATIONS
(In thousands except per share data)

	Three Months Ended
	March 31,
	2016	2015
	(Unaudited)

Revenue	$19,619	$20,098

Gross Profit - GAAP	$5,956	$5,941
Intangible asset amortization	584	632
Gross Profit - Non -GAAP	$6,540	$6,573

Gross Margin Percentages
GAAP	30.4%	29.6%
Non-GAAP	33.3%	32.7%

Net loss	$(8,069)	$(9,542)
Less:
Interest	1,040	619
Tax	138	53
Depreciation and amortization	1,576	1,992
Share-based compensation	2,562	735
Warrant revaluation gain	(326)	-
Adjusted EBITDA	$(3,079)	$(6,143)

Net loss per share:
Basic and diluted	$(0.18)	$(0.27)

Adjusted EBITDA per share:
Basic and diluted	$(0.07)	$(0.18)

Shares used in computing EBITDA and adjusted net loss per share:
Basic and diluted	45,748	35,003

Non–GAAP Financial Measures:
To supplement Sphere 3D’s consolidated financial statements presented in accordance with GAAP, the Company uses non–GAAP financial measures that exclude from the statement of operations the effects of interest expense, income taxes, depreciation and amortization, share–based compensation, and warrant revaluation gain. These non–GAAP financial measures are non–GAAP gross margin and adjusted EBITDA. Sphere 3D uses the above non–GAAP financial measures internally to understand, manage and evaluate the business. Management believes it is useful for itself and investors to review, as applicable, both GAAP information and the non–GAAP measures in order to assess the performance of continuing operations and for planning and forecasting in future periods. The presentation of these non–GAAP measures is intended to provide investors with an understanding of the Company’s operational results and trends that enables them to analyze the base financial and operating performance and facilitate period–to–period comparisons and analysis of operational trends. Sphere 3D believes the presentation of these non–GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision–making. Non–GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered substitutes for or superior to GAAP results. In addition, our non–GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

Investor Contact:
The Blueshirt Group
Mike Bishop
Tel: +1 415-217-4968
mike@blueshirtgroup.com